File Number: 55773-2

Web site: www.langmichener.com

Direct Line: (604) 691-7452
Direct Fax Line: (604) 691-7356
E-Mail: dcowan@lmls.com

May 11, 2009

FAXED (703) 813-6939

United States Securities and Exchange Commission
100 F St. NE
Washington, DC 20549

Attention:         Kathryn Jacobson, Senior Staff Accountant

Dear Ms. Jacobson:

Re:      Stream Communications Network & Media Inc. (the "Company")
            Form 20-F for Fiscal Year Ended December 31, 2007
            Filed August 21, 2008          File No. 0-30942

Further to our recent telephone conversation, we enclose a black-lined copy of page 53 of the Form 20-F for the Company reflecting the amendment to the Form 20-F intended to address your comment number 3 of your letter of December 23, 2008.

Could you please advise if this amendment is acceptable in which case the Company will proceed to file the amended Form 20-F/A on EDGAR.

Thank you for your attention to this matter.

Yours truly,

"David J. Cowan"

David J. Cowan
for Lang Michener LLP

DJC/nys

cc:           Michal Mazurek, Stream Communications Network & Media Inc.
               Brian Devereux, Deloitte & Touche LLP